LINGAS VENTURES, INC.
3240 W 71st Ave, Unit 5
Westminster CO 80030

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 THEREUNDER
________________________________

NO VOTE OR OTHER ACTION OF THE COMPANY’S SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

This Information Statement, which is being mailed on or about March 24, 2014 to the holders of record of shares of common stock, $0.001 par value (the “Common Stock”), of Lingas Ventures, Inc., a Nevada corporation (the “Company”), is being furnished in connection with the appointment of Jonathan Hunt and Steven Brandt to the Board of Directors of the Company (the “Board”). The appointment of Messrs. Hunt and Brandt as directors of the Company was made in connection with the Stock Purchase Agreement dated March 19, 2014 (the “Stock Purchase Agreement”) among John Ngitew and Grace Parinas, as the sellers, which provided for the sale of 145,000,000 shares of common stock of the Company (the “Purchased Shares”) to Eric Hagen (49,000,000 shares), Jonathan Hunt (48,000,000 shares) and Steven Brandt (48,000,000 shares). The consideration paid for the Purchased Shares, which represents 50% of the issued and outstanding share capital of the Company on a fully-diluted basis, was $21,750. The source of the cash consideration for the Purchased Shares was from the Purchasers working capital funds.

There are no arrangements or understandings among members of both the former and new control persons and their associates with respect to the election of directors of the Company or other matters.

Effective as of March 19, 2014, in connection with the disposition of the Purchase Shares, (i) both John Ngitew and Grace Parinas resigned from all their respective positions as officers of the Company, (ii) Ms. Parinas resigned as a director and (iii) Mr. Ngitew will resign as a director of the Company effective as of ten (10) days after the delivery to the shareholders of the Company of this Information Statement pursuant to Rule 14f-1. The Board of Directors of the Company elected Eric Hagen as President and Chief Executive Officer, Jonathan Hunt as Vice President and Secretary and Steven Brandt as Vice President and Treasurer. Mr. Hagen was appointed as a director effective immediately, and Messrs. Hunt and Brandt were also appointed as directors of the Company, effective as of ten (10) days after the delivery to the shareholders of the Company of the Information Statement, to serve until their respective successors are duly appointed and qualified.

No action is required by the stockholders of the Company in connection with the actions described in this Information Statement. Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), requires the mailing to the Company’s shareholders of this Information Statement prior to a change in a majority of the Company’s directors otherwise than at a meeting of the Company’s stockholders.

The information contained in this Information Statement concerning Eric Hagen, Jonathan Hunt and Steven Brandt has been furnished to the Company by such persons and the Company assumes no responsibility for the accuracy or completeness of such information. The previous principal of the Company assumes the responsibility for the accuracy and completeness of the information provided herein relating to the Company prior to March 19, 2014. The principal executive offices of the Company are currently located at 3240 W 71st Ave, Unit 5,Westminster, CO 80030.

GENERAL

There are currently 290,000,004 shares of Common Stock outstanding. As a result of the consummation of the transaction contemplated by the Stock Purchase Agreement, the Board consists of two members, John Ngitew and Eric Hagen. Jonathan Hunt and Steven Brandt were appointed as directors of the Company and John Ngitew will resign as a director of the Company, both effective as of ten (10) days after the delivery to the shareholders of the Company of this Information Statement pursuant to Rule 14f-1, and following such date, Messrs. Hagen, Hunt and Brandt shall remain as the sole directors of the Company.

DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is the name, age and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of the current directors and executive officers of the Company as of March 20, 2014.

Name	Age	Positions and Offices

Eric Hagen	31	President, Chief Executive Officer and Director

Jonathan Hunt	41	Vice President and Secretary

Steve Brandt	42	Vice President and Treasurer

John Ngitew	38	Director

Ten (10) days after the delivery to the stockholders of the Company of this Information Statement pursuant to Rule 14f-1, Mr. Ngitew will no longer be a director of the Company and Messrs. Hunt and Brandt will become directors of the Company.

Eric Hagen has been a Marketing Manager at Classified Verticals since October 2013. From January 2012 through December 2012, he was a Sales Manager at Western Agency. Mr Hagen was an Advertising agent for DEX Media Corporation from March 2008 through June 2011.

Jonathan Hunt has been an electrician for the IBEW since 1998.

Steve Brandt has been the owner and operator of The Cooler Company, a company which supplies and installs HVAC equipment in residential and commercial properties, for the last 18 years. In 2005 The Cooler Company filed for Chapter 11 bankruptcy, which was discharged in August 2005. Mr. Brandt is also the owner of Colorado Box Company, a company which manufactures furnace filter boxes for residential furnaces

The directors of the Company have been elected to serve until the next annual meeting of stockholders and until their successor(s) have been elected and qualified, or until death, resignation or removal. Directors of the Company do not receive any compensation for their services as members of the Board of Directors, but may be entitled to reimbursement for expenses incurred in connection with their attendance at Board of Directors' meetings. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

To the best of the Company’s knowledge, there are no proceedings to which any of the foregoing individuals or any associate of any such person, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

There are no familial relationships among our current officers and directors. Our officers and directors are not directors or officers in any other U.S. reporting companies, other than as disclosed herein. None of our directors or officers has been affiliated with any company that has filed for bankruptcy within the last ten years other than as described above. The Company is not aware of any proceedings to which the Company’s current officer and director, or any associate of any such person, is a party adverse to the Company or has a material interest adverse to it.

Neither Mr. Hagen nor Mr. Ngitew (i) beneficially owns any equity securities or rights to acquire any equity securities of the Company other than as disclosed below; (ii) has been involved in any transactions with the Company or had any business relationships with the Company or any of its directors, executive officers or affiliates of the type required to be disclosed pursuant to Rule 14f-1 under the Exchange Act other than as disclosed in this Information Statement; and (iii) has been the subject of any civil regulatory proceeding or any criminal proceeding.

Section 16(a) Beneficial Ownership Reporting Compliance

Pursuant to Section 16(a) of the Securities Exchange Act of 1934 and the rules issued thereunder, our directors and executive officers and any persons holding more than 10% of our common stock are required to file with the SEC reports of their initial ownership of our common stock and any changes in ownership of such common stock. Copies of such reports are required to be furnished to us. Based on the filings made with the SEC, we are not aware of any instances in the fiscal year ended November 30, 2013 when either John Ngitew nor Grace Parinas, the executive officers, directors and owners of more than 10% of the outstanding shares of our common stock, complied with the reporting requirements of Section 16(a) of the Securities Exchange Act of 1934.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Prior to the change of control, our audit committee consisted of John Ngitew, our President and Chairman of the Audit Committee, and Grace Parinas, our Chief Financial Officer and Secretary Treasurer, neither of whom are independent. John Ngitew is an “audit committee financial expert” as defined in Item 407 of Regulation S-K because he has been employed for the past 20 years as an accountant and is now a senior accountant with the firm of PGMC Accounting and Financial Services. He has the background to review and understand financial statements and recommend changes thereto. Neither Mr. Ngitew nor Ms Parinas can be considered independent.

Apart from the Audit Committee, the Company has no other Board committees.

Since incorporation on September 14, 2010, our members of our Audit Committee have not yet held a meeting.

We have no other Board Committees other than the Audit Committee.

As a result of the change of control, the Board has not yet designated any committees.

EXECUTIVE COMPENSATION

Presently there is no formal or informal method, either written or unwritten, of granting compensation to our officers and directors. Directors and officers are not paid for attending meetings but any out-of-pocket costs borne by them will be paid by our Company.

We have not paid any compensation to neither John Ngitew nor Grace Parinas, our two officers and directors, since the incorporation of our Company to November 30, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table lists, as of March 20, 2014, the number of shares of Common Stock beneficially owned by (i) each person or entity known to the Company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each officer and director of the Company, and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal stockholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the Securities and Exchange Commission. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or investment power, which includes the power to vote or direct the voting of the security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the Securities and Exchange Commission rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 290,000,009 shares of Common Stock issued and outstanding. There are no options, warrants or other securities convertible into shares of common stock. Unless otherwise indicated, the business address of such person is c/o 3240 W 71st Ave, Unit 5, Westminster CO 80030.

Officers, Directors, 5% Shareholder	No. of Shares	Beneficial Ownership

Eric Hagen	49,000,000	33.79%

Jonathan Hunt	48,000,000	33.1%

Steve Brandt	48,000,000	33.1%

John Ngitew	0	0

All directors and executive officers as a group (4 persons)	145,000,000	50%

CHANGE IN CONTROL

The statements made in this Information Statement referencing the Stock Purchase Agreement are qualified in their entirety by reference to the text of said agreement, and are expressly made subject to the more complete information set forth therein. The full text of the Stock Purchase Agreement is attached as Exhibit 10.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on March 21, 2014, pursuant to which the Sellers sold the Purchased Shares to the Purchasers for the aggregate purchase price of $27,500. The Purchased Shares represent an aggregate of 50% of the issued and outstanding share capital of the Company. The source of the cash consideration for the Purchased Shares was the Purchaser’s personal funds.

There are no arrangements or understandings among members of both the former and new control group and their associates with respect to the election of directors of the Company or other matters.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

In connection with the sale of the Purchased Shares to the Purchasers, Mr. Ngitew released the Company from all debts owed to him. As disclosed on the Annual Report on Form 10-K for the year ended November 30, 2013 filed with the SEC on March 17, 2014.